                December 6, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
Attention: Yolanda Crittendon

Re: Innofone.Com, Incorporated (the “Company”)
Form 8-K (the “Form 8-K”)
Filed November 28, 2006
File No. 000-31949

Dear Ms. Crittendon:

Please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated December 4, 2006. This response letter has been numbered to coincide with your comment letter. We are also simultaneously herewith filing an amendment to the Form 8-K responding to these comments in that filing (“Amended Form 8-K”).

Form 8-K, filed November 28, 2006

Comment 1. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response: As stated in the Amended Form 8-K, from the date of DeJoya Griffith & Company's engagement, through the date of resignation, there were any disagreements with DeJoya Griffith on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of DeJoya Griffith, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Comment 2. In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Response: As stated in the Amended Form 8-K, the report of DeJoya Griffith did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there was no disclosure of uncertainty regarding the ability to continue as a going concern in DeJoya Griffith’s report.

Comment 3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Response: We have filed Exhibit 16.1 with the Amended Form 8-K.

Comment 4. When you engage a new accountant, you should comply with the disclosure requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response: We have stated in the Amended Form 8-K that prior to the engagement of Danziger & Hochman, the Company had no consultations with such firm up through the date of their engagement.

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.

Sincerely, Innofone.com, Incorporated

By:	/s/ Alex Lightman
Alex Lightman
President and Chief Executive Officer